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February 7, 2017

Nathaniel Segal Associate +1 312 609 7747 nsegal@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:   Ms. Elisabeth Bentzinger, Esq.

Re:	Nuveen Preferred Income Opportunities Fund (the “Registrant”)
File No. 333-215072

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on January 12, 2017 with respect to the Registrant’s Registration Statement on Form N-14 filed on December 13, 2016 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganization of Nuveen Flexible Investment Income Fund (the “Target Fund”) into the Registrant (the “Reorganization”). The Registrant and the Target Fund are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. All page references refer to the initial Registration Statement. The Registrant is filing Pre-effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information in the Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

General

(1)	Comment: Please update the dates used/cited throughout the Registration Statement, where applicable.

Response: Registrant has updated the dates used/cited in the Registration Statement, where appropriate.

(2)	Comment: Please clarify in the Notice of Annual Meeting of Shareholders and on page 1 of the Proxy Statement/Prospectus that, with respect to proposal 1, shareholders of the Target Fund are being solicited to elect Board Members in the event that the Reorganization is not approved or is not otherwise consummated in a timely manner.

February 7, 2017

Response: Registrant has added the requested disclosure.

Proxy Statement/Prospectus

(3)	Comment: On page ii of the Proxy Statement/Prospectus cover page, please disclose that proposal 2 is not a “routine” matter and, accordingly, “broker non-votes” will be treated as votes against the Reorganization.

Response: Registrant has added the requested disclosure.

(4)	Comment: On page 10 and elsewhere in the Proxy Statement/Prospectus, when referring to the dollar range of equity securities beneficially owned by the Board Members, please provide such information as of the most recent practicable date, pursuant to the instructions to paragraph (b)(5) of Item 22 of Schedule 14A.

Response: Registrant has revised the disclosure.

(5)	Comment: On page 23, please clarify what the word “plurality” means when describing the affirmative vote requirement to elect Board Members of the Target Fund.

Response: Registrant has added a definition of plurality.

(6)	Comment: Please revise the disclosure on page 23 to clarify the effect of “broker non-votes” on the election of Board Members in view of earlier disclosure (on page ii) indicting that beneficial owners who do not provide proxy instructions or who do not return a proxy card may have their shares voted by broker-dealer firms in favor of proposal 1.

Response: Registrant has added clarifying disclosure that broker non-votes will affect the determination of whether a quorum is present, but will not affect the outcome of the vote. In addition, Registrant also believes that defining the term “pluraility” (see Comment No 5 above) also clarifies the treatment of broker non-votes.

(7)	Comment: The staff notes that Item 3(b) of Form N-14 directs registrants to include at the beginning of the prospectus a synopsis of the information contained therein and which shall be a clear and concise discussion of the key features of the transaction, the registrant and the company being acquired, among other things. Given that the synopsis included in the Proxy Statement/Prospectus begins on page 24 under proposal 2, please consider reordering the proposals.

Response: Registrant believes that where a proxy statement/prospectus contains multiple proposals, the inclusion of the Synopsis at the beginning of the reorganization proposal satisfies the requirements of the Form. Additionally, the structure of the Proxy Statement/Prospectus is consistent with more than a dozen Registration Statements filed on Form N-14 on behalf of other Nuveen Funds over the past several years.

February 7, 2017

(8)	Comment: Under the section captioned “Material Federal Income Tax Consequences of the Reorganization,” please disclose an estimate of any capital gains distributions by the Fund resulting from the sale of Target Fund portfolio securities prior to the closing of the Reorganization.

Response: Registrant has added the following disclosure:

Capital gains from the portfolio sales, if any, are not expected to result in increased distributions of net capital gain or net investment income by the Target Fund due to available capital loss carryforwards.

(9)	Comment: For the staff’s information, please provide supplementally the legal analysis as to why contingent convertible capital instruments (commonly referred to as “CoCos”) should be characterized as preferred securities for purposes of the Acquiring Fund’s non-fundamental investment policy to invest at least 80% of its Managed Assets in preferred securities, in connection with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: Registrant notes that the preferred securities market has evolved and expanded its scope dramatically in the last several years and decades. Registrant further notes that, although there is no single standard industry definition for the term “preferred securities”, that term is generally understood in the market to encompass a wide range of securities that possess features of both bonds and common equity securities, including CoCos whose development followed the 2008-2009 financial crisis. Registrant believes that its definition of preferred securities is reasonable. CoCos are widely recognized as preferred securities by other market participants as evidenced by recognized market indices market indices, registrations statements and other public reports of competitors, and market research and commentary. Registrant also believes that its policy of including CoCos as preferred securities for purposes of Rule 35d-1 is clearly disclosed in the Registrant Statement. Accordingly, Registrant believes that its policy of including CoCos as eligible assets for purposes of complying with the names rule test (80% policy) is consistent in all respects with Rule 35d-1.

The Nuveen Funds and the Adviser are in ongoing discussion with the SEC’s examination staff regarding the treatment of CoCos for purposes of Rule 35d-1 for a number of funds, including the Registrant, and believe that a consistent approach across all funds is important. Accordingly, Registrant undertakes, upon conclusion of those discussions, to modify its 80% policy or modify its name to the extent necessary to conform with the substantive conclusions of those discussions.

February 7, 2017

(10)	Comment: Please make clear that each Fund concentrates its investments in the financial services industry under the subsection captioned “Investment Objectives and Policies,” and confirm the articulation of the policy.

Response: Registrant has revised the policy to clarify that the Funds invest more than 25% of assets in the financial services sector.

(11)	Comment: Please revise the subsection captioned “Investment Objectives and Policies” to provide a more clear and concise comparison of the Funds’ investment objectives and policies, distribution policies and any other significant considerations, consistent with Item 3(b) of Form N-14. Consider moving any additional information and/or longer comparative discussion of the Funds to later in the Proxy Statement/Prospectus in response to Items 5(b) and 6(b) of Form N-14 and Items 8.2 and 8.4 of Form N-2.

Response: Registrant has restructured the subsection captioned “Investment Objectives and Policies” to provide such information in comparative chart format, and has moved more detailed information outside of the Synopsis portion of the Proxy Statement/Prospectus.

(12)	Comment: In the subsection captioned “Investment Objectives and Policies,” please reconcile the statement regarding the Target Fund’s investment in investment grade securities (at least 50% of Managed Assets) and below investment grade securities (up to 75%).

Response: Registrant has revised the disclosure to clarify each Fund’s policies with respect to credit quality.

(13)	Comment: Please revise the disclosure under the subsection captioned “Portfolio Management” on page 36 to add dates to Thomas J. Ray’s biography and ensure that the biography provides the portfolio manager’s business experience during the past 5 years, consistent with Item 9.1(c) of Form N-2.

Response: Registrant has added the requested disclosure.

(14)	Comment: Under the section captioned “Comparative Risk Information,” please qualify the second sentence of the introductory paragraph by adding disclosure clarifying whether the Target Fund is more or less risky than the Registrant.

Response: Registrant has added disclosure to convey that the Funds will have different levels of exposure with respect to different types of securities and, and that each risk factor may affect each Fund to different degrees. Registrant also has added a chart showing each Fund’s exposure to the principal types of investments of the Fund as of its most recent fiscal year end and has an added a cross reference to such chart in the lead-in paragraph preceding the enumerated risk factors.

February 7, 2017

(15)	Comment: Under the section captioned “Comparative Risk Information,” please consider adding a risk factor addressing below investment grade securities.

Response: Registrant has added the requested disclosure.

(16)	Comment: In the Fee and Expense table, referring to Item 3(a) of Form N-14, please confirm whether the fees disclosed as of July 31, 2016 on page 38 are still current.

Response: Registrant confirms that the fee structures and rates in effect as of July 31, 2016 remain in effect and are current.

(17)	Comment: Under the section captioned “A. Synopsis,” please include a comparison of the Funds’ distribution policies and purchase, redemption and exchange procedures.

Response: Registrant has added a section captioned “Distribution Policy” and a section captioned “Purchase of Shares.” As a closed-end fund, the shares of the Fund are not redeemable nor is there any exchange privilege. Accordingly, those items are not applicable to a description of the shares being offered in the Reorganization and no disclosure has been added.

(18)	Comment: For the staff’s information, please explain why the subsection captioned “General Risks of Investing in the Acquiring Fund” on page 40 includes more principal risks than those disclosed under the section caption “Comparative Risk Information” on page 37. In addition, because Item 3(c) of Form N-14 only requires a brief discussion of the principal risk factors of investing in the Registrant and given that the disclosure is approximately 16 pages, please consider moving parts of the disclosure to the response to Item 5(b) of Form N-14.

Response: Registrant has increased the summary risk disclosure in the Synopsis to include certain additional risks disclosed in the section captioned “General Risks of Investing in the Acquiring Fund” beginning on page 39. Registrant notes that, because the Synopsis is a brief summary, some related risks have been grouped together in the Synopsis.

(19)	Comment: In response to Item 3(c) of Form N-14, please add disclosure briefly describing any restrictions on the Registrant’s present and future ability to pay dividends with respect to any class of securities.

Response: Registrant has added the requested disclosure.

February 7, 2017

(20)	Comment: In connection with the section captioned “Reasons for the Reorganization — Target Fund Board Considerations,” please confirm supplementally that the disclosure includes a discussion of the principal factors that the Board considered that did not weigh in favor of the Reorganization.

Response: Registrant has been advised that the principal factors considered by the Target Fund Board in approving the Reorganization, whether positive or negative, are set forth and discussed in the section captioned “Reasons for the Reorganization — Target Fund Board Considerations” and that such disclosure is consistent with the Board record. Such factors include both positive and less favorable factors, such as the potential for economies of scale and, as an example of a less favorable factor, a comparison of the Funds’ distribution policies.

(21)	Comment: Please reconcile the last sentence of the answer to the question “Will the Reorganization impact Fund distributions to common shareholders?” on page iii of the Q&A, which indicates the change from a cash flow distribution policy to an income-only distribution policy is not expected to adversely impact the combined fund’s ability to pay distributions to common shareholders, with the last sentence of the paragraph captioned “Potential for Improved Economies of Scale Over Time and Effect on Fees, Total Expenses and Distributions” on page 61, which indicates in general terms that an income-only distribution policy may result in dividends being paid at a lower rate than under a cash flow distribution policy.

Response: Registrant has conformed the disclosure on page 61 to the disclosure in the Q&A.

(22)	Comment: Under the section captioned “Expenses Associated with the Reorganization,” please revise the disclosure to clarify whether the estimated total costs of the Reorganization include the costs of soliciting shareholders to elect Board Members.

Response: Registrant has revised the disclosure.

(23)	Comment: Please add disclosure relating to any portfolio realignment that will take place before or after consummation of the Reorganization. Specifically, please include in the disclosure: (1) the reason for the portfolio realignment; (2) the cost of the realignment as a dollar amount and as a percentage of the Target Fund’s net asset value; (3) who will bear the cost of the realignment; (4) the percentage of the Target Fund’s portfolio that is expected to be sold in connection with the realignment; and (5) an estimate of the related realized gains incurred as a result of any realignment sales. Please also disclose that the costs of the Reorganization do not include realignment costs.

February 7, 2017

Response: Registrant notes that repositioning information was not included because the repositioning will constitute less than 5% of the assets of the Acquiring Fund. However, in light of the staff’s comment, Registrant has added the requested disclosure.

(24)	Comment: Please add the disclosure relating to additional proxy solicitation costs (the second paragraph under the section captioned “Expenses Associated with the Reorganization” on page 63) to the disclosure under the section captioned “Expenses of Proxy Solicitation” on page 96.

Response: Registrant has added the requested disclosure.

(25)	Comment: If shareholders of the Target Fund have dissenters’ rights with respect to the election of Board Members, please add disclosure explaining such rights under proposal 1.

Response: For the information of the staff, shareholders do not have dissenters rights with respect to the election of directors.

(26)	Comment: Please disclose the tax consequences of portfolio realignment under the section captioned “Material Federal Income Tax Consequences of the Reorganization.”

Response: Registrant has added the requested disclosure.

(27)	Comment: Under the subsection captioned “Distributions,” please describe and compare the Target Fund’s cash flow distribution policy with the Registrant’s income-only distribution policy.

Response: Registrant has added the requested disclosure.

(28)	Comment: Please disclose the net asset value per share for the Funds in the paragraph that follows the two tables on page 69.

Response: Registrant has added the requested disclosure.

(29)	Comment: Under the subsection captioned “Additional Information About The Investment Policies,” please consider deleting the first subsection captioned “Comparison of the Investment Objectives and Policies of the Acquiring Fund and the Target Fund” to the extent duplicative of prior disclosure and please clarify that the remaining subsections relate solely to the Registrant.

Response: Registrant notes that the discussion of the Funds’ investment objectives and policies in the Synopsis section, under “Comparison of the Acquiring Fund and the Target Fund,” has been re-organized in tabular format to provide shareholders with a concise summary of each Fund’s principal investments, policies and key differences.

February 7, 2017

Consequently, Registrant believes the longer, narrative presentation under “Additional Information About the Investment Policies” is appropriate in its scope and level of detail. Registrant has also added clarifying disclosure as requested.

(30)	Comment: Please add disclosure to the Registration Statement regarding the Target Fund required by Items 10.1 and 10.4 of Form N-2, as required by Item 5(b) of Form N-14.

Response: Registrant has revised disclosure to address the Form requirements.

(31)	Comment: Please consider moving the subsections titled “Legal Opinions” and “Experts” on page 91 from under the section titled “Additional Information About the Acquiring Fund” to the section titled “General Information” on page 92.

Response: Registrant has made the requested change.

(32)	Comment: Please add the disclosure required by Item 9(c) of Schedule 14A to the subsection titled “Appointment of the Independent Registered Public Accounting Firm” on page 94.

Response: Registrant has added the requested disclosure.

(33)	Comment: Please reconcile the statement on page 96 indicating that any additional costs of proxy solicitation will be paid by the Target Fund with the statement indicating that the estimated costs of the Reorganization, which includes proxy solicitation costs, are to be approximately $570,000 and will be allocated between the Funds ratably based on relative expected benefits of the Reorganization on page 63.

Response: Registrant has clarified the referenced disclosure.

(34)	Comment: Please update, as of the most recent practicable date, the information contained in Appendix C (Beneficial Ownership).

Response: Registrant has revised the disclosure.

(35)	Comment: Under the section captioned “Sub-Advisers” on page 19 of the Statement of Additional Information, please provide the dollar amounts paid to each sub-adviser for the last three fiscal years pursuant to Item 20.1(c)(1) of Form N-2.

Response: Registrant has added the requested disclosure.

February 7, 2017

Exhibits

(36)	Comment: For the staff’s information, please confirm that Exhibits (11) and (12) (legality and tax opinions) in Part C of the Registration Statement will comply with Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: Registrant has been advised that counsel believes that the opinions will comply in all material respects with the principles of Legal Bulletin No. 19. We note that the Bulletin does not specifically address opinions to be filed in connection with transactions of the type described in the Registration Statement, nor is there written guidance on certain of the broad standards in the Bulletin. We also note that consistent with prior discussions with the staff, Registrant will file a final tax opinion following the closing.

(37)	Comment: Please confirm that a final executed tax opinion will be filed by post-effective amendment.

Response: Registrant confirms that a final executed tax opinion will be filed by post-effective amendment.

(38)	Comment: Please file another auditor consent with the pre-effective amendment dated within 30 days thereof.

Response: An auditor consent has been filed with Pre-effective Amendment No. 1.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7747.

Very truly yours,

/s/ Nathaniel Segal

Nathaniel Segal